Exhibit 99.1

Manchester United plc

Interim report (unaudited) for the three month period ended 30 September 2012

Contents

Management’s discussion and analysis of financial condition and results of operations	2
Interim consolidated income statement for the three month periods ended 30 September 2012 and 30 September 2011	11
Interim consolidated statement of comprehensive income for the three month periods ended 30 September 2012 and 30 September 2011	12
Interim consolidated balance sheet as of 30 September 2012, 30 June 2012 and 30 September 2011	13
Interim consolidated statement of changes in equity for the three month period ended 30 September 2012, the nine month period ended 30 June 2012 and the three month period ended 30 September 2011	14
Interim consolidated statement of cash flows for the three month periods ended 30 September 2012 and 30 September 2011	15
Notes to the interim consolidated financial information for the three month periods ended 30 September 2012 and 30 September 2011	16

Manchester United plc

Management’s discussion and analysis of financial condition and results of operations

GENERAL INFORMATION AND FORWARD-LOOKING STATEMENTS

The following Management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the interim consolidated financial statements and notes thereto included as part of this report. This report contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this interim report are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Annual Report on Form 20-F for the year ended 30 June 2012, as filed with the Securities and Exchange Commission on 25 October 2012 (File No. 001-35627).

GENERAL

Manchester United is one of the most popular and successful sports team in the world, playing one of the most popular spectator sports on Earth. Through our 134-year heritage we have won 60 trophies, enabling us to develop what we believe is one of the world’s leading sports brands and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, new media & mobile, broadcasting and matchday.

REORGANISATION TRANSACTIONS AND INITIAL PUBLIC OFFERING

Historically we conducted our business through Red Football Shareholder Limited, a private limited company incorporated in England and Wales, and its subsidiaries. Prior to the reorganisation transactions, Red Football Shareholder Limited was a direct, wholly owned subsidiary of Red Football LLC, a Delaware limited liability company. On 30 April 2012, Red Football LLC formed a wholly-owned subsidiary, Manchester United Ltd., an exempted company with limited liability incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time. On 8 August 2012, Manchester United Ltd. changed its legal name to Manchester United plc.

On 9 August 2012, in connection with our initial public offering, Red Football LLC contributed all of the equity interest of Red Football Shareholder Limited to Manchester United plc. As a result of these reorganisation transactions, Red Football Shareholder Limited became an indirect, wholly-owned subsidiary of Manchester United plc.

The new parent, Manchester United plc had 155,352,366 shares outstanding immediately after the reorganisation transactions and before the issue of new shares pursuant to the public offering. The reorganisation transactions have been treated as a capital reorganisation arising at the reorganisation date (9 August 2012). In accordance with International Financial Reporting Standards, historical earnings per share calculations and the balance sheet as at 30 June 2012 and 30 September 2011 have been restated retrospectively to reflect the capital structure of the new parent rather than that of the former parent, Red Football Shareholder Limited.

On 10 August 2012, the Company issued a further 8,333,334 ordinary shares at an issue price of $14 per share and listed such shares on the NYSE. Net of underwriting costs and discounts, proceeds of $110,250,000 (£70,258,000) were received. Expenses of £1,615,000 directly attributable to this issue of new shares have been offset against share premium.

RESULTS OF OPERATIONS

Three months ended 30 September 2012 as compared to the three months ended 30 September 2011

	Unaudited three months ended 30 September (in £ millions)		% Change 2012 over
	2012	2011	2011
Revenue	76.3	73.8	3.4%
Commercial revenue	43.0	34.6	24.3%
Broadcasting revenue	13.7	21.9	(37.4)%
Matchday revenue	19.6	17.3	13.3%
Total operating expenses	(74.8)	(66.4)	12.7%
Employee benefit expenses	(40.3)	(37.8)	6.6%
Other operating expenses	(19.7)	(16.7)	18.0%
Depreciation	(1.9)	(1.8)	5.5%
Amortisation of players’ registrations	(9.8)	(10.1)	(3.0)%
Exceptional items	(3.1)	—	—
Profit on disposal of players’ registrations	4.8	5.6	(14.3)%
Net finance costs	(12.4)	(19.3)	(35.8)%
Tax credit	26.5	1.4	1,792.9%

Revenue

Our consolidated revenue for the three months ended 30 September 2012 increased to £76.3 million, an increase of £2.5 million, or 3.4%, as compared to the three months ended 30 September 2011, as a result of an increase in revenue in our Commercial and Matchday sectors, which was partially offset by an decrease in revenue in our Broadcasting sector, as described below.

Commercial revenue

Commercial revenue for the three months ended 30 September 2012 was £43.0 million, an increase of £8.4 million, or 24.3%, over the three months ended 30 September 2011. The increase in Commercial revenue was driven by the addition of several new global (including General Motors — Chevrolet) and regional sponsorships, an increase in revenue from existing partnerships, an increase in profit share pursuant to the arrangement with Nike, and the commencement of several new mobile partnerships.

•             Sponsorship revenue for the three months ended 30 September 2012, was £27.8 million, an increase of £6.8 million, or 32.4%, over the three months ended 30 September 2011, primarily as a result of entering into 10 new sponsorship agreements during the quarter.

•             Retail, merchandising, apparel & product licensing revenue for the three months ended 30 September 2012 was £9.4 million, an increase of £1.0 million, or 11.9%, over the three months ended 30 September 2011.

•             New media & mobile revenue for the three months ended 30 September 2012 was £5.8 million, an increase of £0.6 million, or 11.5%, over the three months ended 30 September 2011.

Broadcasting revenue

Broadcasting revenue for the three months ended 30 September 2012 was £13.7 million, a decrease of £8.2 million, or 37.4%, over the three months ended 30 September 2011. The main components of this reduction are:

•        timing differences of £5.6 million as a result of playing one UEFA Champions League game in the current year quarter compared to two games in the prior year quarter; a ‘residual receipt’ from UEFA relating to the 2011/12 UEFA Champions League competition will be received in the next quarter; and two fewer live FAPL broadcasts this year compared to the same period in the prior year.

•        permanent differences of approximately £2.6 million resulting largely from lower distributions from the UEFA Champions League fixed pool, as a consequence of finishing 2nd in the Premier League during 2011/12 season, as compared to finishing 1st in the 2010/11 season.

Matchday revenue

Matchday revenue for the three months ended 30 September 2012 was £19.6 million, an increase of £2.3 million, or 13.3%, over the three months ended 30 September 2011, principally as a result of one-off fees earned from the staging of nine Olympic Games football matches at Old Trafford together with the impact of a home fixture in the League Cup (compared with an away fixture in the prior year quarter).

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, amortisation of players’ registrations and exceptional items) were £74.8 million in the three months ended 30 September 2012, an increase of 12.7% from £66.4 million in the three months ended 30 September 2011.

Employee benefit expenses

Employee benefit expenses for the three months ended 30 September 2012 were £40.3 million, an increase of £2.5 million, or 6.6%, over the three months ended 30 September 2011, primarily due to growth in commercial headcount, partially offset by a one-off receipt of £1.3 million for players on International duty at Euro 2012. Costs for the remaining quarters of the year are expected to be higher due to this one-off receipt and the fact that certain player acquisitions did not take place until half way through the period.

Other operating expenses

Other operating expenses for the three months ended 30 September 2012 were £19.7 million, an increase of £3.0 million or 18.0% over the three months ended 30 September 2011, primarily due to increased pre-season tour travel costs, gateshare payments to domestic cup opponents following our home League Cup fixture (which were zero in the prior year quarter due to the equivalent fixture being played away from home), and one-off Olympic games costs.

Depreciation

Depreciation for the three months ended 30 September 2012 amounted to £1.9 million, an increase of £0.1 million, or 5.5%, over depreciation of £1.8 million for the three months ended 30 September 2011.

Amortisation of players’ registrations

Amortisation of players’ registrations for the three months ended 30 September 2012 was £9.8 million, a decrease of £0.3 million, or 3.0%, over amortisation of £10.1 million for the three months ended 30 September 2011.

Exceptional items

Exceptional items for the three months ended 30 September 2012 were £3.1 million and related to professional advisor fees in connection with our initial public offering.

Profit on disposal of players’ registrations

Profit on the disposal of players’ registrations for the quarter was £4.8 million (compared with £5.6 million in the prior year quarter), with the key disposals being Berbatov and Park.

Net finance costs

Net finance costs for the three months ended 30 September 2012 were £12.4 million, a decrease of £6.9 million, or 35.8%, as compared to £19.3 million for three months ended 30 September 2011. The main reason for this decrease was a favourable foreign exchange movement of £13.9 million year-on-year on the translation of our US dollar denominated senior secured notes, partially offset by the £3.3 million premium paid on repurchases of US dollar denominated senior secured notes and the £2.3 million accelerated amortisation of debt issue costs on repurchased notes with proceeds from our initial public offering.

Foreign exchange gains or losses are not a cash benefit or charge and could reverse depending on US dollar/sterling exchange rate movements.  Any gain or loss on a cumulative basis will not be realised until 2017 (or earlier if our senior secured notes are refinanced or redeemed prior to their stated maturity). This exposure to foreign exchange movements has been reduced now that we have reduced our US dollar denominated senior secured notes with the proceeds from our initial public offering.

Tax credit

The tax credit for the three months ended 30 September 2012 was £26.5 million (compared with a credit of £1.4 million in the prior year quarter). Following the transfer of Red Football Shareholder Limited and its subsidiaries from the controlling shareholders to Manchester United plc, Manchester United plc has assumed certain US tax bases. A related deferred tax asset has been recognised in respect of the US tax bases in the period, relating to future tax deductions. The amount recognised reflects management’s current best assessment of probable taxable profits in the future against which the tax deductions may be offset. This has been determined on the basis of only those commercial agreements in place at the balance sheet date. An element of this deferred tax asset will unwind during fiscal 2013. The potential deferred tax asset available, but which currently remains unrecognised, is currently estimated to amount to at least £60 million, incremental elements of which will be recognised, as and when key commercial contracts are renewed or replaced.

LIQUIDITY AND CAPITAL RESOURCES

Our primary cash requirements during the past three fiscal years stemmed from the payment of transfer fees for the acquisition of players’ registrations, capital expenditure for the improvement of facilities at Old Trafford and Carrington, payment of interest on our borrowings, employee benefit expenses and other operating expenses. Historically, we have met these cash requirements through a combination of operating cash flow and proceeds from the transfer fees from the sale of players. Our existing borrowings primarily consist of our senior secured notes, although we have in the past, and may from time to time in the future, purchase our senior secured notes in open market transactions. Repurchased senior secured notes have been retired. Additionally, although we have not needed to draw any borrowings under our revolving credit facility since 2009, we have no intention of retiring our revolving credit facility and may draw on it in the future in order to satisfy our working capital requirements. We manage our cash flow interest rate risk where appropriate using interest rate swaps at contract lengths consistent with the repayment schedule of our long term borrowings. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. We also have foreign exchange rate forward contracts outstanding that we use to hedge our exposure to US dollar sponsorship revenue to the extent that it is not offset by the interest expense on US dollar denominated debt and Euro exposure in our distributions from UEFA.

Our business generates a significant amount of the cash from our gate revenues and commercial contractual arrangements at or near the beginning of our fiscal year, with a steady flow of other cash received throughout the fiscal year. In addition, we generate a significant amount of our cash through advance receipts, including season tickets (which include general admission season tickets and seasonal hospitality tickets), most of which are received prior to the end of June for the following season. Our Broadcasting revenue from the Premier League and UEFA are paid periodically throughout the season, with primary payments made in the late summer, December, January and the end of the football season. Our sponsorship and other commercial revenue tends to be paid either quarterly or annually in advance. However, while we typically have a high cash balance at the beginning of each fiscal year, which is largely attributable to deferred revenue, the majority of which falls under current liabilities in the consolidated balance sheet. This deferred revenue is unwound through the income statement over the course of the fiscal year. Over the course of a year, we use our cash on hand to pay operating expenses, staff costs, interest payments and other liabilities as they become due. This typically results in negative working capital at certain times during the year. In the event it ever became necessary to access additional operating cash, we also have access to cash through our revolving credit facility. As of 30 September 2012, we had no borrowings under our revolving credit facility.

Pursuant to our contract with Nike, we are entitled to share in the cumulative net profits (incremental to the guaranteed sponsorship and licensing fees) generated by Nike from the licensing, merchandising and retail operations. The annual installment Nike pays us in respect of the £303 million in minimum guaranteed sponsorship and licensing fees can be affected each year by the level of cumulative profits generated. Nike is required to pay us the cumulative profit share in cash as the first installment of the minimum guarantee in each fiscal year, with the balance (up to the portion of the minimum guarantee for that year) paid to us in equal quarterly installments. In the event the cumulative profit share paid to us in the first installment exceeds the portion of the minimum guarantee for that year, no additional payments are made for the remainder of the year. The excess of the amount received in cash from Nike above the minimum guarantee, if any, for any particular year is deemed to be the amount of cumulative profit retained in a particular year. At the end of the contract, we will receive a cash payment equal to the cumulative profit not previously retained, as described above. We are currently accruing cumulative profit share revenue on our balance sheet that will be paid to us by Nike at the end of the contract, in 2015.

Our cost base is more evenly spread throughout the fiscal year than our cash inflows. Employee benefit expenses and fixed costs constitute the majority of our cash outflows and are generally paid throughout the 12 months of the fiscal year. Our working capital levels tend to be at their lowest in December, in advance of Premier League and UEFA broadcasting receipts in January.

In addition, transfer windows for acquiring and disposing of players’ registrations occur in January and the summer. During these periods, we may require additional cash to meet our acquisition needs for new players and we may generate additional cash through the sale of existing players. Depending on the terms of the agreement, transfer fees may be paid or received by us in multiple installments, resulting in deferred cash paid or received. Although we have not historically drawn on our revolving credit facility during the summer transfer window, if we seek to acquire players with values substantially in excess of the values of players we seek to sell, we may be required to draw on our revolving credit facility to meet our cash needs.

Acquisition and disposal of players also affects our current trade receivables and payables, which affects our overall working capital. Our current trade receivables include accrued income from sponsors as well as transfer fees receivable from other football clubs, whereas our trade payables include primarily transfer fees and other associated costs in relation to the acquisition of player registrations.

Cash Flow

The following table summarizes our cash flows for the three months ended 30 September 2012 and 30 September 2011:

	Unaudited three months ended 30 September (in £ thousands)
	2012	2011
Cash flows from operating activities
Cash generated from operations	33,883	22,560
Interest paid	(24,503)	(21,124)
Interest received	85	146
Income tax paid	(202)	(3,210)
Net cash generated from/(used in) operating activities	9,263	(1,628)
Cash flows from investing activities
Purchases of property, plant and equipment	(3,396)	(6,411)
Purchases of investment property	—	(7,364)
Purchases of players’ registrations	(34,897)	(51,034)
Proceeds from sale of players’ registrations	5,364	3,966
Net cash used in investing activities	(32,929)	(60,843)
Cash flows from financing activities
Proceeds from issue of shares	70,258	—
Repayment of borrowings	(62,704)	(23,126)
Net cash generated from/(used in) financing activities	7,554	(23,126)
Net decrease in cash and cash equivalents	(16,112)	(85,597)

Net cash generated from/(used in) operating activities

Cash flows from operating activities represents our operating results and net movements in our working capital. Our working capital generally reflects cash received from the sale of tickets and hospitality and other matchday sales, broadcasting revenue from the Premier League and UEFA and sponsorship and commercial revenue. Cash flows from operating activities for the three months ended 30 September 2012 produced a cash inflow of £33.9 million, an increase of £11.3 million from a cash inflow of £22.6 million for the three months ended 30 September 2011. The increase in cash flows from operating activities compared to the three months ended 30 September 2011 is largely due to movements in working capital.

Additional changes in cash generated from operating activities generally reflect our finance costs. Net cash generated from operating activities was £9.3 million in the three months ended 30 September 2012, an increase of £10.9 million compared to net cash used in operating activities of £1.6 million for the three months ended 30 September 2011.

Net cash used in investing activities

Capital expenditure for the acquisition of players as well as for improvements to property, principally at Old Trafford and Carrington, are funded through cash flow generated from operations, proceeds from the sale of players’ registrations and, if necessary, from our revolving credit facility. Capital expenditure on the acquisition, disposal and trading of players tends to vary significantly from year to year depending on the requirements of our first team, overall availability of players, our assessment of their relative value and competitive demand for players from other clubs. By contrast, capital expenditure on the purchase of property, plant and equipment tends to remain relatively stable as we continue to make improvements at Old Trafford and invest in the expansion of our training facility at Carrington. As part of the planned investment for Carrington, we will enhance the viewing facilities to provide current and potential partners with unique access to the Manchester United experience.

Net cash used in investing activities for the three months ended 30 September 2012 was £32.9 million, a decrease of £27.9 million from £60.8 million for the three months ended 30 September 2011.

For the three months ended 30 September 2012, net capital expenditure was £3.4 million, a decrease of £10.4 million from net capital expenditure of £13.8 million for the three months ended 30 September 2011. Expenditure in the current year quarter mainly related to the redevelopment of the First Team’s training facility at Carrington. In the prior year quarter, we acquired investment and other properties amounting to £8.1 million around the Old Trafford stadium.

For the three months ended 30 September 2012, net player capital expenditure was £29.5 million, a decrease of £17.6 million from net player capital expenditure of £47.1 million for the three months ended 30 September 2011. Expenditure in the current year quarter mainly related to the acquisition of Shinji Kagawa and Nick Powell and the first of two stage payments for Robin van Persie.

Net cash generated from/(used in) financing activities

Net cash generated from financing activities for the three months ended 30 September 2012 was £7.6 million, an increase of £30.7 million from net cash used of £23.1 million for the three months ended 30 September 2011. In the current year quarter the Company raised £70.3 million ($110.2 million) following the public offering of shares on the New York Stock Exchange. The proceeds were used to repurchase a portion of the Group’s US dollar denominated senior secured notes, comprising a principal value of £62.7 million ($101.7 million) and a premium on repurchase of £5.2 million ($8.5 million).

Indebtedness

Our primary sources of indebtedness consist of our pound sterling denominated 8 3/4% senior secured notes due 2017 and our US dollar denominated 8 3/8% senior secured notes due 2017. As part of the security for our senior secured notes and revolving credit facility, substantially all of our assets are subject to liens and mortgages.

Description of principal indebtedness

8 3/4% pound sterling senior secured notes due 2017 and 8 3/8% US dollar senior secured notes due 2017

Our senior secured notes initially consisted of two tranches: £250 million 8 3/4% senior secured notes due 2017 and $425 million 8 3/8% senior secured notes due 2017. Our senior secured notes were issued by our wholly-owned finance subsidiary, MU Finance plc, are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and Manchester United Football Club Limited and are secured against all of the assets of Red Football Limited and each of the guarantors.

The indenture governing our senior secured notes contains customary covenants and restrictions on the activities of Red Football Limited and each of Red Football Limited’s subsidiaries, including, but not limited to, the incurrence of additional indebtedness; dividends or distributions in respect of capital stock or certain other restricted payments or investments; entering into agreements that restrict distributions from restricted subsidiaries; the sale or disposal of assets, including capital stock of restricted subsidiaries; transactions with affiliates; the incurrence of liens; and mergers, consolidations or the sale of substantially all of Red Football Limited’s assets. The covenants in the indenture governing our senior secured notes are subject to certain thresholds and exceptions described in the indenture governing our senior secured notes.

Using all of the net proceeds from our initial public offering we repurchased £62.7 million of our senior secured notes during the three months ended 30 September 2012, comprising $101.7 million of our senior secured notes from the US dollar tranche. All repurchased senior secured notes have been retired. The total amount of senior secured notes outstanding at 30 September 2012, net of unamortised discounts and issue costs of £14.8 million, was the sterling equivalent of £343.4 million. The outstanding notes comprise principal amounts of £177.8 million 8 3/4% senior secured notes and $291.3 million 8 3/8% senior secured notes.

Revolving credit facility

Our revolving credit facility agreement allows Manchester United Limited and Manchester United Football Club Limited to borrow up to £75 million from a syndicate of lenders and J.P. Morgan Europe Limited as agent and security trustee. The facility consists of two individual facilities of £50 million and £25 million. As of 30 September 2012, we had no outstanding borrowings and had £75 million in borrowing capacity under our revolving credit facility agreement. Our revolving credit facility is scheduled to expire in 2016.

Our revolving credit facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited and MU Finance plc and secured against the assets of those entities.

Alderley facility

The Alderley facility consists of a bank loan to Alderley Urban Investments Limited, a subsidiary of Manchester United Limited. The loan attracts interest at LIBOR plus 1%. Approximately £2.5 million of the loan is repayable in quarterly installments through July 2018, and the remaining balance of approximately £4.2 million is repayable at par on 9 July 2018. The loan is secured against the Manchester International Freight Terminal which is owned by Alderley Urban Investments Limited. As of 30 September 2012, £6.7 million was outstanding under the Alderley facility.

Loan stock issued to minority shareholder of MUTV

The loan stock issued to the minority shareholder of MUTV, Sky Ventures Limited, a wholly-owned subsidiary of Sky that is unrelated to us or our principal shareholder, is unsecured and accrues interest at LIBOR plus 1% to 1.5%. The loan stock is repayable at par, though payment remains contingent upon the availability of free cash flow within MUTV. Based on our current projections, we estimate that the loan stock will be repaid over approximately 17 years. As of 30 September 2012, £4.4 million was outstanding on the loan stock.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not conduct research and development activities.

OFF BALANCE SHEET ARRANGEMENTS

Transfer fees payable

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable by us if certain specific performance conditions are met. As noted above, we estimate the fair value of any contingent consideration at the date of acquisition based on the probability of conditions being met and monitor this on an ongoing basis. A provision of £0.5 million relating to this contingent consideration has been recognised on our balance sheet as of 30 September 2012, and the maximum additional amount that could be payable as of that date is £20.7 million.

Transfer fees receivable

Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to us if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Company when probable and recognised when virtually certain. As of 30 September 2012, we do not believe receipt of any such amounts to be probable.

Other commitments

In the ordinary course of business, we enter into operating lease commitments and capital commitments. These transactions are recognised in the consolidated financial statements in accordance with IFRS as issued by IASB and are more fully disclosed therein.

As of 30 September 2012, we had not entered into any other off-balance sheet transactions.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations

The following table summarises our contractual obligations as of 30 September 2012:

	Payments due by period(1)
	Less than 1 year	1-3 years	3-5 years	More than five years	Total
	(in £ thousands)
Long-term debt obligations(2)	31,437	62,925	408,368	8,536	511,266
Finance lease obligations	—	—	—	—	—
Operating lease obligations(3)	2,617	4,540	974	4,093	12,224
Purchase obligations(4)	74,443	20,369	4,034	1,690	100,536
Other long-term liabilities	—	—	—	—	—
Total	108,497	87,834	413,376	14,319	624,026

(1)             This table reflects contractual non-derivative financial obligations including interest and operating lease payments and therefore differs from the carrying amounts in our consolidated financial statements.

(2)             As of 30 September 2012, we had the following amounts outstanding of our 8 3/4% senior secured notes due 2017 and 8 3/8% senior secured notes due 2017: £178 million of the sterling tranche of senior secured notes and $291 million of the US dollar tranche of senior secured notes. Other long-term indebtedness consists of a bank loan to Alderley Urban Investments, a subsidiary of Manchester United Limited, and loan stock issued to the minority shareholder of MUTV, Sky Ventures Limited. As of 30 September 2012, we had no amount outstanding under our revolving credit facility, £6.7 million outstanding under the Alderley facility, and £4.4 million outstanding on the loan stock.

(3)             We enter into operating leases in the normal course of business. Most lease arrangements provide us with the option to renew the leases at defined terms. The future operating lease obligations would change if we were to exercise these options, or if we were to enter into additional new operating leases.

(4)             Purchase obligations include current other payable obligations, including obligations payable in the year ended 30 June 2013 related to acquisition of players’ registrations and capital commitments.

Except as disclosed above and in note 28.3 to the unaudited interim consolidated financial statements as of 30 September 2012 and for the three months ended 30 September 2012 included elsewhere in this interim report, as of 30 September 2012, we did not have any material contingent liabilities or guarantees.

Contingencies

We are involved in various routine legal proceedings incident to the ordinary course of our business. We believe that the outcome of all pending legal proceedings, in the aggregate, will not have a material adverse effect on our business, financial condition or operating results. Further, we believe that the probability of any losses arising from these legal proceedings is remote and accordingly no provision has been made in our consolidated balance sheet as of 30 September 2012 in accordance with IFRS.

As of 30 September 2012, we had no material contingent liabilities in respect of legal claims arising in the ordinary course of business.

Manchester United plc

Interim consolidated income statement

		Unaudited three months ended 30 September
	Note	2012 £’000	2011 £’000
Revenue	6	76,316	73,782
Operating expenses	7	(74,811)	(66,426)
Profit on disposal of players’ registrations		4,818	5,624
Operating profit		6,323	12,980
Finance costs		(12,476)	(19,619)
Finance income		89	284
Net finance costs	9	(12,387)	(19,335)
Loss on ordinary activities before tax		(6,064)	(6,355)
Tax credit	10	26,532	1,385
Profit/(loss) for the period from continuing operations		20,468	(4,970)

Attributable to:
Owners of the Company		20,386	(5,018)
Non-controlling interest		82	48
		20,468	(4,970)
Earnings/(loss) per share attributable to the equity holders of the Company during the period
Basic and diluted earnings/(loss) per share (Pounds Sterling)	11	0.13	(0.03	)(1)

(1) As adjusted retrospectively to reflect the reorganisation transactions described in note 1.1.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of comprehensive income

		Unaudited three months ended 30 September
	Note	2012 £’000	2011 £’000
Profit/(loss) for the financial period		20,468	(4,970)
Other comprehensive income:
Fair value movements on cash flow hedges, net of tax	10	125	948
Exchange gain on translation of overseas subsidiary	10	27	86
Other comprehensive income for the period		152	1,034
Total comprehensive income/(loss) for the period		20,620	(3,936)

Attributable to:
Owners of the Company		20,538	(3,984)
Non-controlling interest		82	48
		20,620	(3,936)

Items in the statement above are disclosed net of tax. The tax relating to each component of other comprehensive income is disclosed in note 10.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet

	Note	Unaudited 30 September 2012 £’000	Audited 30 June 2012 £’000	Unaudited 30 September 2011 £’000
ASSETS
Non-current assets
Property, plant and equipment	13	250,479	247,866	244,746
Investment property	14	14,169	14,197	13,816
Goodwill	15	421,453	421,453	421,453
Players’ registrations	16	135,634	112,399	120,234
Trade and other receivables	18	1,500	3,000	13,000
Non-current tax receivable	19	—	—	2,500
Deferred tax asset	24	24,589	—	—
		847,824	798,915	815,749
Current assets
Derivative financial instruments	17	1,228	967	643
Trade and other receivables	18	69,887	74,163	55,860
Current tax receivable	19	3,551	2,500	—
Cash and cash equivalents		52,527	70,603	64,967
		127,193	148,233	121,470
Total assets		975,017	947,148	937,219

	Note	Unaudited 30 September 2012 £’000	Audited 30 June 2012(1) £’000	Unaudited 30 September 2011(1) £’000
EQUITY AND LIABILITIES
Equity
Share capital	25	52	50	50
Share premium		68,666	25	25
Merger reserve		249,030	249,030	249,030
Hedging reserve		791	666	482
Retained earnings/(deficit)		8,069	(12,671)	(30,818)
Equity attributable to owners of the Company		326,608	237,100	218,769
Non-controlling interests		(1,921)	(2,003)	(2,282)
		324,687	235,097	216,487
Non-current liabilities
Derivative financial instruments	17	1,701	1,685	—
Trade and other payables	20	23,232	22,305	23,073
Borrowings	21	353,966	421,247	426,299
Deferred revenue	22	7,131	9,375	16,106
Provisions	23	1,247	1,378	1,795
Deferred tax liabilities	24	25,608	26,678	53,347
		412,885	482,668	520,620
Current liabilities
Derivative financial instruments	17	—	—	1,725
Current tax liabilities		1,128	1,128	1,127
Trade and other payables	20	79,437	83,664	55,197
Borrowings	21	5,740	15,628	6,942
Deferred revenue	22	150,714	128,535	134,642
Provisions	23	426	428	479
		237,445	229,383	200,112
Total equity and liabilities		975,017	947,148	937,219

(1) As adjusted retrospectively to reflect the reorganisation transactions described in note 1.1.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of changes in equity

	Share capital £’000	Share premium £’000	Merger reserve £’000	Hedging reserve £’000	Retained earnings/ (deficit) £’000	Total attributable to owners of the Company £’000	Non- controlling interests £’000	Total equity £’000
Balance at 1 July 2011 (audited)	—	249,105	—	(466)	(25,886)	222,753	(2,330)	220,423
(Loss)/profit for the period	—	—	—	—	(5,018)	(5,018)	48	(4,970)
Cash flow hedges, net of tax	—	—	—	948	—	948	—	948
Currency translation differences	—	—	—	—	86	86	—	86
Total comprehensive income/(loss) for the period	—	—	—	948	(4,932)	(3,984)	48	(3,936)
Proceeds from shares issued	50	25	—	—	—	75	—	75
Capital reorganisation(1)	—	(249,105)	249,030	—	—	(75)	—	(75)
Balance at 30 September 2011 (unaudited)	50	25	249,030	482	(30,818)	218,769	(2,282)	216,487
Profit for the period	—	—	—	—	28,004	28,004	279	28,283
Cash flow hedges, net of tax	—	—	—	184	—	184	—	184
Currency translation differences	—	—	—	—	143	143	—	143
Total comprehensive income for the period	—	—	—	184	28,147	28,331	279	28,610
Dividends	—	—	—	—	(10,000)	(10,000)	—	(10,000)
Balance at 30 June 2012 (audited)	50	25	249,030	666	(12,671)	237,100	(2,003)	235,097
Profit for the period	—	—	—	—	20,386	20,386	82	20,468
Cash flow hedges, net of tax	—	—	—	125	—	125	—	125
Currency translation differences	—	—	—	—	27	27	—	27
Total comprehensive income for the period	—	—	—	125	20,413	20,538	82	20,620
Equity settled share-based payments	—	—	—	—	327	327	—	327
Proceeds from shares issued(2)	2	68,641	—	—	—	68,643	—	68,643
Balance at 30 September 2012 (unaudited)	52	68,666	249,030	791	8,069	326,608	(1,921)	324,687

(1) Adjusted retrospectively to reflect the reorganisation transactions described in note 1.1.

(2) See note 1.2.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of cash flows

		Unaudited three months ended 30 September
	Note	2012 £’000	2011 £’000
Cash flows from operating activities
Cash generated from operations	26	33,883	22,560
Interest paid		(24,503)	(21,124)
Interest received		85	146
Income tax paid		(202)	(3,210)
Net cash generated from/(used in) operating activities		9,263	(1,628)
Cash flows from investing activities
Purchases of property, plant and equipment		(3,396)	(6,411)
Purchases of investment property		—	(7,364)
Purchases of players’ registrations		(34,897)	(51,034)
Proceeds from sale of players’ registrations		5,364	3,966
Net cash used in investing activities		(32,929)	(60,843)
Cash flows from financing activities
Proceeds from issue of shares		70,258	—
Repayment of borrowings		(62,704)	(23,126)
Net cash generated from/(used in) financing activities		7,554	(23,126)
Net decrease in cash and cash equivalents		(16,112)	(85,597)
Cash and cash equivalents at beginning of period		70,603	150,645
Exchange losses on cash and cash equivalents		(1,964)	(81)
Cash and cash equivalents at end of period		52,527	64,967

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Notes to the interim consolidated financial statements

1                                         General information

Manchester United plc (‘the Company’) and its subsidiaries (together ‘the Group’) is a professional football club together with related and ancillary activities. The Company is incorporated under the Companies Law (2011 Revision) of the Cayman Islands. The Company became the parent of the Group as a result of reorganisation transactions which were completed immediately prior to the completion of the public offering of Manchester United plc shares on the New York Stock Exchange (“NYSE”) in August 2012 as described more fully below.

These interim consolidated financial statements were approved for issue on 12 November 2012.

1.1                               The reorganisation transactions

The Group had historically conducted business through Red Football Shareholder Limited, a private limited company incorporated in England and Wales, and its subsidiaries. Prior to the reorganisation transactions, Red Football Shareholder Limited was a direct, wholly owned subsidiary of Red Football LLC, a Delaware limited liability company. On 30 April 2012, Red Football LLC formed a wholly-owned subsidiary, Manchester United Ltd., an exempted company with limited liability incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time. On 8 August 2012, Manchester United Ltd. changed its legal name to Manchester United plc.

On 9 August 2012, Red Football LLC contributed all of the equity interest of Red Football Shareholder Limited to Manchester United plc. As a result of these reorganisation transactions, Red Football Shareholder Limited became an indirect, wholly-owned subsidiary of Manchester United plc.

The new parent, Manchester United plc had 155,352,366 shares in issue immediately after the reorganisation transactions and before the issue of new shares pursuant to the public offering. The reorganisation transactions have been treated as a capital reorganisation arising at the reorganisation date (9 August 2012). In accordance with International Financial Reporting Standards, historic earnings per share calculations and the balance sheet as at 30 June 2012 and 30 September 2011 have been restated retrospectively to reflect the capital structure of the new parent rather than that of the former parent, Red Football Shareholder Limited.

1.2                               Initial public offering

On 10 August 2012, the Company issued a further 8,333,334 ordinary shares at an issue price of $14 per share and listed such shares on the NYSE. Net of underwriting costs and discounts, proceeds of $110,250,000 (£70,258,000) were received. Expenses of £1,615,000 directly attributable to this issue of new shares have been offset against share premium.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

2                                         Basis of preparation

These interim consolidated financial statements have been prepared on a going concern basis in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2012, as filed with the Securities and Exchange Commission on 25 October 2012, in the Company’s Annual Report on Form 20-F, which were prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as issued by the International Accounting Standards Board (‘IASB’). The report of the auditors on those financial statements was unqualified and did not contain an emphasis of matter paragraph. The results of operations for the interim periods should not be considered indicative of results to be expected for the full fiscal year.

These interim financial statements are presented in Pounds Sterling and all values are rounded to the nearest thousand (£’000) except when otherwise indicated.

3                                         Accounting policies

The accounting policies adopted are consistent with those of the previous financial year, except as described below.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

New and amended standards and interpretations mandatory for the first time for the financial year beginning 1 July 2012

The Group has adopted the following new and amended standards and interpretations. None of these standards, amendments and interpretations had any material impact on the Group’s results, net assets or equity.

•                  Amendment to IFRS 7, ‘Financial instrument disclosures’

•                  Amendment to IAS 12, ‘Income taxes’

New and amended standards and interpretations issued but not yet effective and not adopted early by the Group

The following standards, amendments and interpretations are not yet effective and have not been adopted early by the Group. The adoption of these standards, amendments and interpretations is not expected to have a material impact on the Group’s results, net assets or equity. Adoption may affect the disclosures in the Group’s financial statements in the future.

•                      Amendment to IAS 1, ‘Presentation of financial statements’

•                      Amendment to IFRS 7, ‘Financial Instruments: asset and liability offsetting’

•                      IFRS 10, ‘Consolidated financial statements’

•                      IFRS 12, ‘Disclosures of interests in other entities’

•                      IFRS 13, ‘Fair value measurement’

•                      IAS 19R (revised 2011), ‘Employee benefits’

•                      IAS 27 (revised 2011), ‘Separate financial statements’

•                      Annual improvements to IFRSs 2011

•                       IFRS 9, ‘Financial instruments: classification, measurement’

Manchester United plc

Notes to the interim consolidated financial statements (continued)

4                                         Estimates

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the interim consolidated financial statements are considered to be impairment of goodwill and non-current assets, intangible assets - player registrations, revenue recognition - estimates in certain commercial contracts, and recognition of deferred tax assets.

In preparing these interim consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 30 June 2012, with the exception of changes in estimates that are required in determining the provision for income taxes. Following the reorganisation transactions (see note 1.1) the Company has assumed certain US tax bases. A related deferred tax asset has been recognised in respect of the US tax bases in the period, relating to future tax deductions. The amount recognised reflects management’s current best assessment of probable taxable profits in the future against which the tax deductions may be offset. This has been determined on the basis of only those commercial agreements in place at the balance sheet date. An element of this deferred tax asset will unwind during fiscal 2013. The potential deferred tax asset available, but which currently remains unrecognised, amounts to at least £60 million, incremental elements of which will be recognised, as and when key commercial contracts are renewed or replaced.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

5                                         Seasonality of revenue

We experience seasonality in our sales and cash flow, limiting the overall comparability of interim financial periods. In any given interim period, our total revenue can vary based on the number of games played in that period, which affects the amount of Matchday and Broadcasting revenue recognised. Similarly, certain of our costs are derived from hosting games at Old Trafford, and these costs will also vary based on the number of games played in the period. We historically recognise the most revenue in our second and third fiscal quarters due to the scheduling of matches. However, a strong performance by our first team in the Champions League and domestic cups could result in significant additional Broadcasting and Matchday revenue, and consequently we may also recognise the most revenue in our fourth fiscal quarter in those years.

Commercial revenue comprises revenue receivable from the exploitation of the Manchester United brand through sponsorship and other commercial agreements, including minimum guaranteed revenue, and fees for the Manchester United first team undertaking tours. For sponsorship contracts any additional revenue receivable over and above the minimum guaranteed revenue contained in the sponsorship and licensing agreements is taken to revenue when a reliable estimate of the future performance of the contract can be obtained and it is probable that the amounts will not be recouped by the sponsor in future years. Revenue is recognised over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship benefits enjoyed by the individual sponsor. This typically results in more revenue being recognised in the later stages of the contract as the level of support provided to sponsors increases over the term of the sponsorship agreement, which is consistent with the payment profiles typically set out in the contract. Commercial revenue includes additional commercial contracts profit share recognised in the period amounting to £2.6 million, cumulative £15.6 million (2011: £2.1 million, cumulative £11.0 million).

Broadcasting rights revenue represents revenue receivable from all UK and overseas media contracts, including contracts negotiated centrally by the FA Premier League and UEFA. In addition, broadcasting rights revenue includes revenue receivable from the exploitation of Manchester United media rights through the internet or wireless applications. Distributions from the FA Premier League comprise a fixed element (which is recognised evenly as domestic home matches are played), facility fees for live coverage and highlights of domestic home and away matches (which are recognised when the respective match is played), and merit awards (which are only recognised when they are known at the end of the football season). Distributions from UEFA relating to participation in European cup competitions comprise market pool payments (which are recognised over the matches played in the competition, a portion of which reflects Manchester United’s performance relative to the other FA Premier League clubs in the competition) and fixed amounts for participation in individual matches (which are recognised when the matches are played).

Matchday revenue is recognised based on matches played throughout the year with revenue from each match being recognised only after the match to which the revenue relates has been played. Revenue from related activities such as Conference and Events or the Museum is recognised as the event or service is provided or the facility is enjoyed. Matchday revenue includes revenue receivable from all domestic and European match day activities from Manchester United games at Old Trafford, together with the Group’s share of gate receipts from cup matches not played at Old Trafford (where applicable), and fees for arranging other events at the Old Trafford stadium. The share of gate receipts payable to the other participating club and competition organiser for cup matches played at Old Trafford (where applicable) is treated as an operating expense.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

6                                         Segment information

The principal activity of the Group is the operation of a professional football club. All of the activities of the Group support the operation of the football club and the success of the First Team is critical to the on-going development of the Group.

Consequently the Chief Operating Decision Maker (being the Board and Executive Officers of Manchester United plc) regards the Group as operating in one material segment, being the operation of a professional football club.

Revenue, all of which arises within the United Kingdom from the Group’s principal activity, can be analysed into its three main revenue components as follows:

	Unaudited three months to 30 September 2012 £’000	Unaudited three months to 30 September 2011 £’000
Commercial	43,030	34,560
Broadcasting	13,722	21,885
Matchday	19,564	17,337
	76,316	73,782

All non-current assets, other than deferred tax assets, are held within the United Kingdom.

7                                        Operating expenses

	Unaudited three months to 30 September 2012 £’000	Unaudited three months to 30 September 2011 £’000
Exceptional items (note 8)	3,098	—
Employee benefit expense	40,272	37,828
Depreciation - property, plant and equipment (note 13)	1,887	1,817
Depreciation - investment property (note 14)	30	22
Stadium and other operating expenses	19,701	16,665
	64,988	56,332
Amortisation of players’ registrations (note 16)	9,823	10,094
	74,811	66,426

Manchester United plc

Notes to the interim consolidated financial statements (continued)

8          Exceptional items

	Unaudited three months to 30 September 2012 £’000	Unaudited three months to 30 September 2011 £’000
Professional adviser fees relating to issue of shares	3,098	—

Professional adviser fees relating to issue of shares are recognised as an expense when they are not directly attributable to the issue of new shares.

9          Net finance costs

	Unaudited three months to 30 September 2012 £’000	Unaudited three months to 30 September 2011 £’000
Interest payable on bank loans, overdrafts and deferred element of terminated interest rate swap	2,697	1,017
Interest payable on senior secured notes	9,053	9,308
Amortisation of issue discount, debt finance and debt issue costs on senior secured notes and repaid payment in kind loan	3,072	803
Premium on repurchase of senior secured notes (see note 21)	5,244	1,900
Foreign exchange (gain)/loss on US Dollar denominated senior secured notes	(7,644)	6,252
Unwinding of discount factors	38	18
Fair value movement on derivative financial instruments:
Forward foreign exchange contracts	—	321
Interest rate swaps	16	—
Total finance costs	12,476	19,619
Total finance income - interest receivable	(89)	(284)
Net finance costs	12,387	19,335

Manchester United plc

Notes to the interim consolidated financial statements (continued)

10        Tax

Tax is recognised based on management’s estimate of the weighted average annual tax rate expected for the full financial year. Based on current forecasts, the estimated weighted average annual tax rate used for the year to 30 June 2013 is -95.8% due to the recognition of a previously unrecognised deferred tax asset. The estimated rate used for the three months ended 30 September 2011 was 29.0%.

	Unaudited three months to 30 September 2012 £’000	Unaudited three months to 30 September 2011 £’000
Current tax
Current tax on result for the period	—	1
Foreign tax suffered	(203)	—
Adjustment in respect of previous years	1,051	—
Total current tax credit	848	1
Deferred tax
Origination and reversal of timing differences	675	1,384
Adjustment in respect of previous years	2,009	—
Recognition of deferred tax asset as a result of change in tax base	23,000	—
Total deferred tax credit	25,684	1,384
Total tax credit	26,532	1,385

Following the reorganisation transactions (see note 1.1) the Company has assumed certain US tax bases. A related deferred tax asset has been recognised in respect of the US tax bases in the period, relating to future tax deductions. The amount recognised reflects management’s current best assessment of probable taxable profits in the future against which the tax deductions may be offset. This has been determined on the basis of only those commercial agreements in place at the balance sheet date. An element of this deferred tax asset will unwind during fiscal 2013. The potential deferred tax asset available, but which currently remains unrecognised, is currently estimated to amount to at least £60 million, incremental elements of which will be recognised, as and when key commercial contracts are renewed or replaced.

In addition to the amount credited to the income statement, the following amounts relating to tax have been recognised directly in other comprehensive income:

	Unaudited three months to 30 September 2012			Unaudited three months to 30 September 2011
	Before tax £’000	Tax £’000	After tax £’000	Before tax £’000	Tax £’000	After tax £’000
Arising on income and expenses recognised in other comprehensive income:
Movements in fair value of financial instruments treated as cash flow hedges	150	(25)	125	1,273	(325)	948
Exchange gain on translation of overseas subsidiary	27	—	27	86	—	86
Other comprehensive income/(expense)	177	(25)	152	1,359	(325)	1,034
Deferred tax (note 24)	—	(25)	—	—	(325)	—

Manchester United plc

Notes to the interim consolidated financial statements (continued)

11        Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares in issue during the period, as adjusted for the reorganisation transactions described in note 1.1. The Company did not have any dilutive shares during the period (2011: none).

	Unaudited 30 September 2012	Unaudited 30 September 2011
Profit/(loss) attributable to equity holders of the Company (£’000)	20,386	(5,018)
Class A ordinary shares (thousands)	36,134	31,352	(1)
Class B ordinary shares (thousands)	124,000	124,000	(1)
Basic earnings/(loss) per share (Pounds Sterling)	0.13	(0.03	)(1)
Diluted earnings/(loss) per share (Pounds Sterling)	0.13	(0.03	)(1)

(1) As adjusted retrospectively to reflect the reorganisation transactions described in note 1.1.

12        Dividends

No dividend has been paid by the Company during the three month period ended 30 September 2012 (three months ended 30 September 2011: £nil) and the directors are not proposing to pay a dividend relating to the period ended 30 September 2012.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

13        Property, plant and equipment

	Freehold property £’000	Plant and machinery £’000	Fixtures and fittings £’000	Total £’000
Cost
At 1 July 2011	255,326	34,329	22,988	312,643
Additions	3,197	1,237	1,589	6,023
At 30 September 2011	258,523	35,566	24,577	318,666
Accumulated depreciation
At 1 July 2011	26,924	30,428	14,751	72,103
Charge for the period	910	370	537	1,817
At 30 September 2011	27,834	30,798	15,288	73,920
Net book amount
At 30 September 2011 (unaudited)	230,689	4,768	9,289	244,746

Cost
At 1 July 2012	264,505	35,845	25,544	325,894
Additions	3,049	108	1,343	4,500
At 30 September 2012	267,554	35,953	26,887	330,394
Accumulated depreciation
At 1 July 2012	30,230	31,204	16,594	78,028
Charge for the period	876	425	586	1,887
At 30 September 2012	31,106	31,629	17,180	79,915
Net book amount
At 30 September 2012 (unaudited)	236,448	4,324	9,707	250,479
At 30 June 2012 (audited)	234,275	4,641	8,950	247,866

Manchester United plc

Notes to the interim consolidated financial statements (continued)

14        Investment property

Total £’000
Cost
At 1 July 2011	11,762
Additions	6,900
At 30 September 2011	18,662
Accumulated depreciation and impairment
At 1 July 2011	4,824
Charge for the period	22
At 30 September 2011	4,846
Net book amount
At 30 September 2011 (unaudited)	13,816

Cost
At 1 July 2012	19,126
Additions	2
At 30 September 2012	19,128
Accumulated depreciation and impairment
At 1 July 2012	4,929
Charge for the period	30
At 30 September 2012	4,959
Net book amount
At 30 September 2012 (unaudited)	14,169
At 30 June 2012 (audited)	14,197

Investment properties were internally valued as at 30 June 2012 by an employee of Manchester United Limited who is knowledgeable about property valuation principles and is familiar with the properties concerned. There were no changes to the carrying amount of investment property following this valuation.

Investment properties were externally valued as at 30 June 2011 in accordance with UK practice statements contained within the Royal Institute of Chartered Surveyors Valuations Standards, 6th edition. The fair value as at 30 June 2012 was £14,197,000. Management has considered the carrying amount of investment property as at 30 September 2012 and concluded that there has not been any material change since 30 June 2012.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

15        Goodwill

Total £’000
Cost and net book value at 30 September 2011 (unaudited), 30 June 2012 (audited) and 30 September 2012 (unaudited)	421,453

Management has considered the carrying amount of goodwill as of 30 September 2012 and concluded that, as there are no indicators of impairment, a detailed impairment test is not required. Having assessed the future anticipated cash flows, management believes that any reasonably possible changes in key assumptions would not result in an impairment of goodwill.

16        Players’ registrations

Total £’000
Cost
At 1 July 2011	293,370
Additions	1,615
Disposals	(2,162)
At 30 September 2011	292,823
Accumulated amortisation
At 1 July 2011	163,661
Charge for the period	10,094
Disposals	(1,166)
At 30 September 2011	172,589
Net book amount
At 30 September 2011 (unaudited)	120,234

Cost
At 1 July 2012	306,817
Additions	34,951
Disposals	(38,490)
At 30 September 2012	303,278
Accumulated amortisation
At 1 July 2012	194,418
Charge for the period	9,823
Disposals	(36,597)
At 30 September 2012	167,644
Net book amount
At 30 September 2012 (unaudited)	135,634
At 30 June 2012 (audited)	112,399

Manchester United plc

Notes to the interim consolidated financial statements (continued)

17        Derivative financial instruments

	Unaudited 30 September 2012		Audited 30 June 2012		Unaudited 30 September 2011
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£’000	£’000	£’000	£’000	£’000	£’000
Derivatives that are designated and effective as hedging instruments carried at fair value:
Forward foreign exchange contracts	1,228	—	876	—	643	—
Financial instruments carried at fair value through profit or loss:
Interest rate swaps	—	(1,701)	—	(1,685)	—	(1,725)
Forward foreign exchange contracts	—	—	91	—	—	—
	1,228	(1,701)	967	(1,685)	643	(1,725)
Less non-current portion:
Financial instruments carried at fair value through profit or loss:					—	—
Interest rate swaps	—	(1,701)	—	(1,685)	—	—
Non-current derivative financial instruments	—	(1,701)	—	(1,685)	—	—
Current derivative financial instruments	1,228	—	967	—	643	(1,725)

Further details of derivative financial instruments are provided in note 30.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

18        Trade and other receivables

	Unaudited 30 September 2012 £’000	Audited 30 June 2011 £’000	Unaudited 30 September 2011 £’000
Trade receivables	43,421	51,425	18,608
Less: provision for impairment of trade receivables	(3,482)	(2,586)	(2,414)
Net trade receivables	39,939	48,839	16,194
Other receivables	163	1,180	10,269
Accrued income	18,309	16,519	29,353
	58,411	66,538	55,816
Prepayments	12,976	10,625	13,044
	71,387	77,163	68,860
Less: non-current portion
Trade receivables	1,500	3,000	3,000
Other receivables (note 31.1)	—	—	10,000
Non-current trade and other receivables	1,500	3,000	13,000
Current trade and other receivables	69,887	74,163	55,860

Net trade receivables include transfer fees receivable from other football clubs of £8,345,000 (30 June 2012: £6,879,000; 30 September 2011: £6,642,000) of which £1,500,000 (30 June 2012: £3,000,000; 30 September 2011: £3,000,000) is receivable after more than one year. Net trade receivables also include £20,074,000 (30 June 2012: £35,637,000; 30 September 2011: £4,324,000) of deferred revenue that is contractually payable to the Company, but recorded in advance of the earnings process, with corresponding amounts recorded as current deferred revenue liabilities.

19        Tax receivable

	Unaudited 30 September 2012 £’000	Audited 30 June 2012 £’000	Unaudited 30 September 2011 £’000
Non-current tax receivable	—	—	2,500
Current tax receivable	3,551	2,500	—
Total tax receivable	3,551	2,500	2,500

Current tax receivable includes £2,500,000 relating to tax withheld at 25% of the loans made to Directors during 2009 under s455 CTA 2010. The corresponding liability was paid on 1 April 2010 and is recoverable upon repayment of the Directors’ loans. The loans were repaid on 25 April 2012.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

20           Trade and other payables

	Unaudited 30 September 2012 £’000	Audited 30 June 2012 £’000	Unaudited 30 September 2011 £’000
Trade payables	32,783	34,013	19,604
Other payables	21,805	22,070	24,699
Accrued expenses	33,651	34,223	24,115
	88,239	90,306	68,418
Social security and other taxes	14,430	15,663	9,852
	102,669	105,969	78,270
Less: non-current portion:
Trade payables	7,213	6,230	4,006
Other payables	16,019	16,075	19,067
Non-current trade and other payables	23,232	22,305	23,073
Current trade and other payables	79,437	83,664	55,197

Trade payables include transfer fees and other associated costs in relation to the acquisition of players’ registrations of £29,082,000 (30 June 2012: £28,877,000; 30 September 2011: £14,979,000) of which £7,213,000 (30 June 2012: £6,230,000; 30 September 2011: £4,298,000) is due after more than one year.

Other payables include the deferred element of a terminated interest rate swap (related to the former secured senior facilities) of £18,282,000 (30 June 2012: £18,282,000; 30 September 2011: £22,437,000) of which £13,655,000 (30 June 2012: £13,655,000; 30 September 2011: £18,282,000) is due after more than one year. This is being repaid to the bank counterparties over 6 years from 2010 and accrues interest at an effective interest rate of 5.13%.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

21           Borrowings

	Unaudited 30 September 2012 £’000	Audited 30 June 2012 £’000	Unaudited 30 September 2011 £’000
Current:
Secured bank loan	364	359	343
Other borrowings	250	250	400
Accrued interest on senior secured notes	5,126	15,019	6,199
	5,740	15,628	6,942
Non-current:
Secured bank loan	6,378	6,469	6,742
Other borrowings	4,193	4,193	4,268
Senior secured notes	343,395	410,585	415,289
	353,966	421,247	426,299
Total borrowings	359,706	436,875	433,241

During the period the Group repurchased the sterling equivalent of £62.7 million (2011: £23.0 million) of US Dollar denominated senior secured notes. The consideration paid amounted to £67.9 million (2011: £24.9 million) including a premium on repurchase of £5.2 million (2011: £1.9 million). The premium on repurchase and consequent accelerated amortisation of issue discount and debt finance costs are immediately recognised in the income statement. The repurchased senior secured notes have been retired.

The Group also has undrawn committed borrowing facilities of £75,000,000 (30 June 2012 and 30 September 2011: £75,000,000). No drawdowns were made from these facilities during 2012 or 2011.

22           Deferred revenue

	Unaudited 30 September 2012 £’000	Audited 30 June 2012 £’000	Unaudited 30 September 2011 £’000
Total	157,845	137,910	150,748
Less non-current deferred revenue	7,131	9,375	16,106
Current deferred revenue	150,714	128,535	134,642

Revenue from commercial, broadcasting and matchday activities received in advance of the period to which it relates is treated as deferred revenue. The deferred revenue is then released to revenue in accordance with the substance of the relevant agreements or, where applicable, as matches are played. The Group receives substantial amounts of deferred revenue prior to the previous year end which is then released to revenue throughout the current and, where applicable, future financial years.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

23           Provisions

The provision relates entirely to an onerous property lease in the Republic of Ireland which contains a break clause that may be exercised in 2015. The movement in the provision was as follows:

	Unaudited 30 September 2012 £’000	Audited 30 June 2012 £’000	Unaudited 30 September 2011 £’000
At the beginning of the period	1,806	2,476	2,476
Utilised	(118)	(480)	(129)
Unwinding of discount	13	69	18
Movements on foreign exchange	(28)	(259)	(91)
At the end of the period	1,673	1,806	2,274

The balance comprises:
Current	426	428	479
Non-current	1,247	1,378	1,795
	1,673	1,806	2,274

24           Deferred tax

The gross movement on the deferred tax (liabilities)/assets account is as follows:

	Unaudited 30 September 2012 £’000	Audited 30 June 2012 £’000	Unaudited 30 September 2011 £’000
At the beginning of the period	(26,678)	(54,406)	(54,406)
Credited to the income statement	25,684	28,102	1,384
Charged to other comprehensive income	(25)	(374)	(325)
At the end of the period	(1,019)	(26,678)	(53,347)

Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

	Unaudited 30 September 2012 £’000	Audited 30 June 2011 £’000	Unaudited 30 September 2011 £’000
Deferred tax assets	24,589	—	—
Deferred tax liabilities	(25,608)	(26,678)	(53,347)
Deferred tax liabilities (net)	(1,019)	(26,678)	(53,347)

The Group has a potential deferred tax asset available, which currently remains unrecognised, amounting to at least £60 million. The asset will be recognised as and when key commercial contracts are renewed or replaced.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

25                        Share capital

	Unaudited 30 September 2012 £’000	Unaudited 30 June 2012(1) £’000	Unaudited 30 September 2011(1) £’000
Authorised:
650,000,000 ordinary shares of $0.0005 each	200	200	200
Issued and fully paid:
39,685,700 Class A ordinary shares of $0.0005 each (30 June 2012 and 30 September 2011: 31,352,366)	12	10	10
124,000,000 Class B ordinary shares of $0.0005 each (30 June 2012 and 30 September 2011: 124,000,000)	40	40	40
	52	50	50

(1) As adjusted retrospectively to reflect the reorganisation transactions described in note 1.1.

Following the reorganisation transactions, described more fully in note 1, the Company has two classes of ordinary shares outstanding: Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other shares. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, Class B ordinary shares will automatically convert into Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing, in the aggregate, at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions (which are required for certain important matters including mergers and changes to the Company’s governing documents), which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders.

Following the reorganisation transactions, described more fully in note 1.1, the Company had 155,352,366 shares in issue before the issue of new shares pursuant to the initial public offering. On 10 August 2012, the Company issued a further 8,333,334 ordinary shares at an issue price of $14 per share and listed such shares on the NYSE.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

26                        Cash generated from operations

	Unaudited three months to 30 September 2012 £’000	Unaudited three months to 30 September 2011 £’000
Loss on ordinary activities before tax	(6,064)	(6,355)
Depreciation charges	1,917	1,839
Amortisation of players’ registrations	9,823	10,094
Profit on disposal of players’ registrations	(4,818)	(5,624)
Net finance costs	12,387	19,335
Share-based payments	327	—
Fair value gains on derivative financial instruments	(111)	—
Decrease/(increase) in trade and other receivables	6,358	(665)
Increase in trade and other payables and deferred revenue	14,210	4,138
Decrease in provisions	(146)	(202)
Cash generated from operations	33,883	22,560

27                        Contingencies

At 30 September 2012, the Group had no material contingent liabilities in respect of legal claims arising in the ordinary course of business.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

28                        Commitments

28.1              Operating lease commitments

The Group leases various premises and plant and equipment under non-cancellable operating lease agreements.

28.2              Capital commitments

At 30 September 2012 the Group had capital commitments amounting to £8.2 million (30 June 2012: £8.3 million; 30 September 2011: £1.7 million).

28.3              Transfer fees payable

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts, in excess of the amounts included in the cost of players’ registrations, would be payable by the Group if certain substantive performance conditions are met. These excess amounts are only recognised within the cost of players’ registrations when the Company considers that it is probable that the condition related to the payment will be achieved. For MUFC appearances, the Company estimates the probability of the player achieving the contracted number of appearances. The conditions relating to the signing of a new contract and international appearances are only considered to be probable once they have been achieved. The maximum additional amounts that could be payable is £20,723,000 (30 June 2012: £19,371,000; 30 September 2011: £18,887,000).

At 30 September 2012 the potential amount payable by type of condition and category of player was:

Type of condition	First team squad £’000	Other £’000	Total £’000
MUFC appearances/new contract	10,345	7,918	18,263
International appearances	2,200	260	2,460
	12,545	8,178	20,723

Manchester United plc

Notes to the interim consolidated financial statements (continued)

29                        Pension arrangements

Certain employees of the Group are members of The Football League Limited Pension and Life Assurance Scheme (“the Scheme”). Accrual of benefits on a final salary basis was suspended with effect from 31 August 1999 following an actuarial review which revealed a substantial deficit. As one of 92 participating employers, the Group is unable to identify its share of the assets and liabilities of the Scheme and therefore accounts for its contributions as if they were paid to a defined contribution scheme. The Group is advised only of the additional contributions it is required to pay to make good the deficit. The Group has received confirmation that the assets and liabilities of the Scheme cannot be split between the participating employers. Full provision has been made for the additional contributions that the Group has been requested to pay to help fund the deficit as it is principally attributable to employees who have left the Group or retired. These contributions could increase in the future if one or more of the participating employers exits the Scheme.

Based on the latest actuarial valuation as at 31 August 2011, the Group has been advised that the overall deficit of the Scheme has increased to £25,700,000. The Group has agreed to make contributions of £3,839,000 over a period of ten years from September 2012. The discounted liability as at 30 September 2012 amounts to £217,000 (30 June 2012: £205,000; 30 September 2011: £163,000) due within one year and £2,364,000 (30 June 2012: £2,420,000; 30 September 2011: £785,000) due after more than one year and is included within other payables.

Contributions are also made to defined contribution pension arrangements and are charged to the income statement in the period in which they become.

30                        Financial risk management

30.1              Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and cash flow risk), credit risk, and liquidity risk. The Group uses derivative financial instruments to hedge certain exposures, and has designated certain derivatives as hedges of cash flows (cash flow hedge).

The interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2012, as filed with the Securities and Exchange Commission on 25 October 2012, in the Company’s Annual Report on Form 20-F.

There have been no changes in risk management since the previous financial year end or in any risk management policies.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

30           Financial risk management (continued)

30.2        Fair value estimation

The following table presents the assets and liabilities that are measured at fair value. The fair value hierarchy used in measuring fair value has the following levels:

•    Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

•    Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

•    Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	Unaudited 30 September 2012 £’000	Audited 30 June 2012 £’000	Unaudited 30 September 2011 £’000
Assets
Derivative financial assets designated as cash flow hedges	1,228	876	643
Derivative financial assets at fair value through profit or loss	—	91	—
Liabilities
Derivative financial liabilities at fair value through profit or loss	(1,701)	(1,685)	(1,725)
	(473)	(718)	(1,082)

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is categorised as Level 2.

All of the derivative assets and liabilities detailed above are categorised as Level 2.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

31           Related party transactions

As described in note 1.1, the immediate parent undertaking of Manchester United plc is Red Football LLC, a company incorporated in the state of Delaware. The ultimate parent undertaking and controlling party is Red Football Limited Partnership, a limited partnership formed in the state of Nevada, United States of America whose general partner is Red Football General Partner, Inc., a corporation formed in the state of Nevada, United States of America. Red Football Limited Partnership and Red Football General Partner, Inc. are controlled by family trusts affiliated with the Glazer family.

The following transactions were carried out with related parties:

31.1        Loans to related parties

A subsidiary company, Manchester United Limited, granted loans to certain directors in 2008. The aggregate amount of the loans was £10.0 million (£1.7 million each to Ms. Darcie Glazer Kassewitz and Messrs. Avram, Bryan, Edward, Joel and Kevin Glazer). The interest rate charged on the loans from the date of issue was 5.5% per annum. Interest charged during the period amounted to £nil (2011: £139,000). The loans were repaid in full on 25 April 2012.

31.2        Interest in senior secured notes

K Glazer, a director of the Company, and certain members of his immediate family hold an interest in the Group’s US Dollar denominated senior secured notes. The principal amount of the Group’s senior secured notes held by K Glazer and certain members of his immediate family at 30 September 2012 was $10.6 million (30 June 2012 and 30 September 2011: $10.6 million). The US Dollar denominated notes attract a fixed coupon rate of 8.375%. Interest payable to K Glazer and certain members of his immediate family during the period amounted to £141,000 (2011: £142,000) of which £92,000 (2011: £95,000) was accrued at the period end.

31.3        Fees

The Group incurred a management fee of £nil (2011: £1,500,000) from Red Football Limited Partnership, the ultimate parent undertaking.

Manchester United plc

Notes to the interim consolidated financial statements (continued)

32           Subsidiaries

The following companies are the principal subsidiary undertakings of the Company as of 30 September 2012:

Subsidiaries	Principal activity	Issued share capital	Description of share classes owned
Red Football Finance Limited	Debt-holding company	USD 0.01	100% Ordinary
Red Football Holdings Limited	Holding company	GBP 1	100% Ordinary
Red Football Shareholder Limited	Holding company	GBP 99	100% Ordinary
Red Football Joint Venture Limited	Holding company	GBP 99	100% Ordinary
Red Football Limited	Holding company	GBP 99	100% Ordinary
Red Football Junior Limited	Holding company	GBP 100	100% Ordinary
Manchester United Limited	Holding company	GBP 26,519,248	100% Ordinary
Manchester United Football Club Limited	Professional football club	GBP 1,008,546	100% Ordinary
MU Finance plc	Debt-holding company	GBP 15,000,000	100% Ordinary
Manchester United Interactive Limited	Media company	GBP 10,000	100% Ordinary
Manchester United Commercial Enterprises (Ireland) Limited	Property investment	EUR 13	100% Ordinary
Alderley Urban Investments Limited	Property investment	GBP 2	100% Ordinary
MUTV Limited	Subscription TV channel	GBP 2,400	66.7% Ordinary

All of the above were incorporated and operate in England and Wales, with the exception of Red Football Finance Limited which was incorporated and operates in the Cayman Islands and Manchester United Commercial Enterprises (Ireland) Limited which was incorporated and operates in Ireland.